Exhibit 99.1

Lithium Americas Confirms Positive COVID-19 Cases at Caucharí-Olaroz and Temporarily Suspends Construction

July 6, 2020 - Vancouver, Canada: Lithium Americas Corp. (TSX: LAC) (NYSE: LAC) (“Lithium Americas” or the “Company”) announces that workers at the Caucharí-Olaroz lithium project (“Caucharí-Olaroz” or the “Project”) in Jujuy, Argentina tested positive for COVID-19. As a result, the COVID-19 protocol (the “COVID-19 Health and Safety Protocol”) for Caucharí-Olaroz has been activated with construction activities temporarily suspended while additional testing is undertaken.

On the afternoon of July 3rd, two workers tested positive for COVID-19. These workers are asymptomatic, in good health and have been provided with safe and preventative quarantine. In response, disinfection activities, quarantine and testing of first and second contact workers on site was implemented using polymerase chain reaction (“PCR”) tests as well as all other required actions in accordance with the COVID-19 Health and Safety Protocol.

Consequently, non-essential activities at site have been temporally suspended to focus on the health and safety of the Caucharí-Olaroz workforce, while enhanced health and safety and PCR testing is being carried out. The Project team continues to engage with the Jujuy Province, local communities and stakeholders to protect the safety and health of all workers and nearby communities and will continue monitoring the situation closely as additional PCR tests results are received.

About Lithium Americas:

Lithium Americas is developing Caucharí-Olaroz under construction in Jujuy, Argentina with 50/50 joint venture partner, Ganfeng Lithium. In addition, the Company is developing the 100%-owned Thacker Pass lithium project in Nevada, USA. The Company trades on both the Toronto Stock Exchange and on the New York Stock Exchange, under the ticker symbol “LAC”.

For further information contact:
Lithium Americas Corp.
Investor Relations
Suite 300 – 900 West Hastings Street
Vancouver, BC, V6C 1E5
Telephone: 778-656-5820
Email: ir@lithiumamericas.com
Website: www.lithiumamericas.com

Forward-Looking Statements:

This news release contains “forward-looking information” and “forward-looking statements” (which we refer to collectively as forward-looking information) under the provisions of applicable securities legislation. All statements, other than statements of historical fact, are forward-looking information. Examples of forward-looking information in this news release include, among other things, statements related to: the Company’s response to the COVID-19 outbreak and the expected duration of the suspension of construction activities for the Project.

Forward-looking information is based upon a number of factors and assumptions that, if untrue, could cause the actual results, performances or achievements of the Company to be materially different from future results, performances or achievements expressed or implied by such information. Such information reflects the Company’s current views with respect to future events and is necessarily based upon a number of assumptions that, while considered reasonable by the Company today, are inherently subject to significant uncertainties and contingences. These assumptions include, among others, the impacts of COVID-19 globally and in Jujuy Province, the reaction of local communities and governments to the COVID-19 outbreak, and the ability to successfully contain the outbreak on site.

Forward-looking information also involve known and unknown risks that may cause actual results to differ materially, these risks include, among others, inherent risks in development of capital intensive mineral projects (including as co-owners), governmental or community policy, political risk associated with foreign operations, permitting risk, including receipt of new permits and maintenance of existing permits, title and access risk, health and safety risks, and general market and industry conditions. Additional risks, assumptions and other factors are set out in the Company’s management discussion analysis and most recent annual information form, copies of which are available on SEDAR at www.sedar.com.

Although the Company has attempted to identify important risks and assumptions, given the inherent uncertainties in such forward-looking information, there may be other factors that cause results to differ materially. Forward-looking information is made as of the date hereof and the Company does not intend, and expressly disclaims any obligation to update or revise the forward-looking information contained in this news release, except as required by law. Accordingly, readers are cautioned not to place undue reliance on forward-looking information.